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                       [LOWENSTEIN SANDLER PC LETTERHEAD]


                                                                     Exhibit 5.1

                                January 14, 2000



LifeCell Corporation
1 Millenium Way
Branchburg, NJ 08876

Dear Sirs:

         In connection with the registration under the Securities Act of 1933, as amended (the "Act"), of 1,125,000 shares of common stock (the "Shares") of LifeCell Corporation, a Delaware corporation (the "Company"), we have examined such corporate records, certificates and other documents and such questions of law as we have considered necessary or appropriate for the purposes of this opinion.

         Upon the basis of such examination, we advise you that, in our opinion,
(i) the Shares outstanding on the date hereof have been duly authorized, validly issued and are fully paid and non-assessable, and (ii) the Shares to be issued after the date hereof upon the exercise or conversion of outstanding securities of the Company have been duly authorized and, when issued in accordance with the terms and conditions of such outstanding securities (including the due payment of any exercise price therefor specified in such securities), will be validly issued, fully paid and non-assessable.

         We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us under the heading "Legal Matters" in the Prospectus. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act.

                                                     Very truly yours,

                                                     /s/ LOWENSTEIN SANDLER PC